PETVIVO HOLDINGS, INC.

5251 Edina Industrial Blvd.

Edina, Minnesota

December 10, 2018

BY EDGAR

Ms. Lynn Dicker

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Response to SEC Comments on PetVivo Filings

Dear Ms. Dicker:

Following are responses of PetVivo Holdings, Inc. (“PetVivo”) to your Staff comments contained in your letter to PetVivo dated November 6, 2018.

Response to Comment No. 1 – These items were included in the recent amendment No. 3 to our 10-K for fiscal year ended March 31, 2017 which was filed on November 14, 2018.

Response to Comment No. 2 – In regard to your Comment 2 on the FDA approval process and nature of regulatory oversight for both human and pet therapeutic products, please see our added disclosure titled “Regulation – Human and Veterinary Use” in the Form 10-K Amendment No. 1 for the period ended March 31, 2018 filed as of the date hereof.

Response to Comment No. 3 – These items were included in the Form 10-K Amendment No. 1 for the period ended March 31, 2018 filed as of the date hereof.

Response to Comment No. 4 – We have since changed the disclosure relating to Item 401(f) to address all disclosures required by the same and included it in the Form 10-K Amendment No. 1 for the period ended March 31, 2018 filed as of the date hereof. Prior to filing Form 10-K for the period ended March 31, 2018, we had a majority of the PetVivo Directors fill out a questionnaire whereby each part of Item 401(f) was addressed.

Response to Comment No. 5 – The corrected Exhibit which mistakenly referred to Cynthia Jenkins has been corrected and included with Amendment No. 1 of our 10-K for March 31, 2018 filed as of the date hereof.

Response to Comment No. 6 – The corrected Exhibits, both of which mistakenly referred to the incorrect period and one of which mistakenly referred to Cynthia Jenkins, have been corrected and included with Amendment No. 1 of our 10-Q for June 30, 2018 filed as of the date hereof.

(s) John Lai, President and CFO

cc: Robert O. Knutson